

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

Via E-mail
Artem Rusakov
President
Romulus Corp.
Erbenova 15
Prague, Czech Republic 15000

> **Re: Romulus Corp.**
> **Registration Statement on Form S-1**
> **Filed February 21, 2014**
> **File No. 333-194070**

Dear Mr. Rusakov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Numerous sections of your filing appear to be virtually identical to a Registration Statement on Form S-1, File No. 333-175590, filed by Vitas Group, Inc. in 2011, including portions of your sales contract with the proposed supplier of your boxing machines. Please provide an explanation for this and tell us whether you are affiliated with Vitas Group.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that your assets consist solely of cash, you have no revenues to date, and you have no or nominal operations. You also state that significant steps remain to commence your business plan. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also, please revise the Risk Factors section on page 7 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

4. Your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise the prospectus summary and description of business accordingly.

5. We note your disclosure on page 6 that all subscriptions are irrevocable once accepted by you. Please disclose that fact on the prospectus cover page and in the plan of distribution. Please also add a risk factor to address this risk.

Registration Statement Cover Page

6. You do not appear to be registering an offering of securities pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions. Please clarify in footnote (1) to the fee table, if true, that you are relying on Rule 416(b) and revise to track the language of Rule 416(b).

Prospectus Summary, page 5

7. Please disclose your current cash balance in this section as of the most recent practicable date, your monthly "burn rate," and the month you will run out of funds without the addition of capital and update such information with any subsequent amendment. Please revise the second risk factor on page 8 in this manner as well.

8. Please disclose (a) the implied aggregate price of your common stock based on the offering price of $0.01 and (b) your total stockholders' equity (deficit) as of the most recent balance sheet date.

Risk Factors, page 7

9. Because your sole employee is your sole director, he will determine his compensation, and there may not be funds available to grow your business. Please add a risk factor describing this risk.

10. Please add a risk factor disclosing the risks to you because you do not intend to maintain insurance. We note in this regard your disclosure on page 25.

Use of Proceeds, page 13

11. Please explain why you would pay $2000 in lease agreement deposits under the $20,000 proceeds scenario if you will not have sufficient funds to purchase any machines. Please also explain why the lease agreement deposits would be $2000 under the $20,000 proceeds scenario and drop down to $1500 under the $40,000 proceeds scenario.

12. We note your disclosure that Mr. Rusakov has verbally agreed to loan the company funds to complete the registration process. Please disclose whether Mr. Rusakov has committed to any particular level of funding, either in amount or within a time period. For any amounts that you may require, please tell us whether Mr. Rusakov has the means to contribute the required amounts to the business.

Management's Discussion and Analysis, page 16

13. Please reconcile your disclosure in the fourth paragraph on page 17 that if you raise $80,000 the funds will only last one year with your disclosure in the second paragraph under the Plan of Operation on page 17 that if you sell more than half of the shares in this offering, you believe that the funds will last for more than one year as well as provide sufficient funds for a growth strategy.

Plan of Operation, page 17

14. Please disclose why you have not undertaken to locate venues for your machines. Since you disclose that you do not anticipate material costs to do so, it is unclear why you intend to wait until the completion of the offering to begin searching for venues.

Liquidity and Capital Resources, page 21

15. Please revise your liquidity discussion to disclose all liquidity commitments you will incur once you commence operations. If there is a minimum amount of revenue from a minimum number of machines you must generate in order to break even, please disclose this in the prospectus.

Description of Business, page 22

16. Please revise the fifth paragraph of this section to state that it is your belief that strength testing amusement machines are "classic games and usually do not lose their popularity as do machines with computer graphics."

Artem Rusakov
Romulus Corp.
March 18, 2014
Page 4

Revenue, page 23

17. Please disclose the estimated rental fee and fixed monthly rental fee or explain the considerations in determining the fee.

18. Please disclose the number of plays needed in a given month for one machine to generate revenues sufficient to cover the percentage share to the venue owner, referral or finder's fee, and monthly collection and maintenance costs. This information will allow investors to better assess the potential profitability of your business model. Please also revise the second risk factor on page 9 in this manner.

Sales Contract, page 24

19. We note that the total sum of the contract with Guangzhou Amusement is $140,000. Please revise the capitalized language in line #7 accordingly.

Directors, Executive Officers, page 25

20. Please revise to briefly discuss Mr. Rusakov's specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 27

21. Given the absence of a written rental agreement, please disclose that there is no guarantee that the office space provided by Mr. Rusakov will continue to be made available without cost in the future.

Plan of Distribution, page 28

22. Please provide us with your analysis pursuant to Exchange Act Rule 3a4-1 that none of the persons participating in this offering is deemed to be a broker.

Procedures for Subscribing, page 29

23. Please confirm that you will file the form of subscription agreement as an exhibit prior to effectiveness. We may have comments upon review of the exhibit.

Description of Securities, page 29

24. Please briefly describe any provision of your charter or by-laws that would have an effect of delaying, deferring or preventing a change in control and that would only operate with respect to an extraordinary corporate transaction such as a merger, reorganization, tender

offer, sale or transfer of substantially all of your assets, or liquidation. Refer to Item 202(a)(5) of Regulation S-K.

Financial Statements

25. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Exhibit 23.1

26. Please file an updated consent letter from your auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Scott P. Doney, Esq.